                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-18947



PROSPECTUS


                                  $21,045,565
                   8% CONVERTIBLE SUBORDINATED NOTES DUE 2002

                                     -AND-

                    UP TO 6,000,000 SHARES OF COMMON STOCK

                                BEC GROUP, INC.

     This Prospectus relates to (i) the registration for resale of up to $21,045,565 aggregate principal amount of 8% Convertible Subordinated Notes due May 2002 (the "Notes") of BEC Group, Inc. (the "Company"), (ii) the registration for resale of up to 6,000,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Company issuable upon conversion of the Notes and issuable in lieu of interest payments in the form of cash under the Notes and (iii) the offering of the Shares by the Company to transferees, pledgees, donees or successors of the holders of the Notes named herein. The Notes were issued and sold by the Company on May 3, 1996 (the "Original Offering"), in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Notes and the Shares may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Securityholders") pursuant to this Prospectus. See "SELLING SECURITYHOLDERS." The Company will not receive any of the proceeds from any sale of the Notes or Shares by the Selling Securityholders. See "USE OF PROCEEDS."

     The Notes mature on May 3, 2002 and bear interest which is compounded semi-annually on May 3 and November 3 of each year. The Notes are convertible into shares of Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $5.75 per share, subject to adjustment in certain events as described in the Indenture. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and are effectively subordinated to all existing and future liabilities and obligations of the Company's subsidiaries. As of December 12, 1996, the total principal amount of Senior Indebtedness of the Company and liabilities and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that would have effectively ranked senior to the Notes was approximately $20 million. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after May 3, 1998, at the applicable redemption price set forth in the Notes plus accrued interest to the date fixed for redemption. No sinking fund is provided for the Notes. In addition, following the occurrence of a Change of Control (as defined herein), each holder has the right to cause the Company to purchase the Notes. See "DESCRIPTION OF THE NOTES."

     The Registration Statement to which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a Registration Rights Agreement dated as of May 3, 1996 (the "Registration Agreement") by and among the Company and each of the holders of the Notes executing a signature page thereto, entered into in connection with the Original Offering. The Company is paying all the expenses of registering the Notes and Shares under the Securities Act (including filing, legal, accounting and miscellaneous expenses in connection with the registration but excluding underwriting discounts and commissions and transfer taxes, if any, relating to the sale of the Notes and Shares).

     The outstanding Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") under the symbol "EYE". On January 13, 1997, the last reported sale price of the shares of Common Stock on the NYSE was $4.625 per share. See "Market Prices of Common Stock." Thus far, there has not been any public market for the Notes. Pursuant to the Registration Agreement, the Company will use its best efforts to cause the Shares to be listed on each securities exchange on which similar securities issued by the Company are then listed or listed on the National Association of Securities Dealers, Inc. Automated Quotation System. There can be no assurance that an active trading market for the Notes will ever develop.

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN MATERIAL RISKS TO BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS", WHICH BEGINS ON PAGE 12.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.







               The date of this Prospectus is January 28, 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

      1.   The 1995 Annual Report to Stockholders of the Company;

      2. The Form 10-K of Benson Eyecare Corporation for the year ended December 31, 1995;

      3. All reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1995, consisting of the Company's Quarterly Report on Form 10-Q for the fiscal quarters ended, March 31, 1996, June 30, 1996, and September 30, 1996, the Company's Amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 1996, the Company's Current Report on Form 8-K (Date of Event - May 20, 1996 (reporting the Company's offer to acquire ILC Technologies, Inc.)), the Company's Current Report on Form 8-K (Date of Event - June 7, 1996 (reporting the spin-off of the Company by Benson Eyecare Corporation and filing the audited restated financial statements of the Company)), and the Company's Current Report on Form 8-K (Date of Event - July 30,
           1996 (reporting the Company's intent to divest the Foster Grant Group)); and

      4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated April 29, 1996.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes and Shares shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified.

     The Company will provide without charge to each person, including any beneficial owner of the Notes and the Shares, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information that is incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to: BEC Group, Inc., 555 Theodore Fremd Avenue, Suite B-302, Rye, NY 10580, telephone number (914) 967-9400.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus or incorporated by reference herein. As used in the Prospectus, unless otherwise indicated or the context otherwise requires, the terms the "Company" and "BEC Group" refer to BEC Group, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     BEC Group, Inc., a Delaware corporation (the "Company" or "BEC Group"), was incorporated on December 28, 1995, as a wholly-owned subsidiary of Benson Eyecare Corporation, a Delaware corporation ("Benson'), in connection with the Merger (as defined below), pursuant to which Benson stockholders received all of the outstanding shares of Common Stock of the Company in a pro rata distribution (the "Spinoff"). The Spinoff and Merger ("Merger") of Essilor Acquisition Corporation with and into Benson occurred on May 3, 1996 (the "Effective Date"). On May 3, 1996, Benson also consummated the sale to Monsanto Company of the assets of its Orcolite ophthalmic lens manufacturing operation (the "Asset Sale"). Prior to the Spinoff, Benson contributed to the Company all of the assets of its then non prescription eyewear and optics related businesses and the Company assumed all of the liabilities of Benson's non prescription eyewear and optics related businesses.

     On November 13, 1996, the Company entered into a definitive agreement to sell to Foster Grant Holdings, Inc. ("Holdings") all of the issued and outstanding shares of capital stock of the entities comprising Foster Grant Group, L.P. ("FGG"). Holdings, a recently-formed Delaware corporation, is a wholly owned subsidiary of Accessories Associates, Inc. ("AAi"), a Rhode Island corporation. FGG is a leading distributor of popular-priced sunglasses and non-prescription reading glasses in the United States.

     The sale of FGG was completed on December 12, 1996. At closing, the Company received $29 million in cash and 100 shares of Holdings' non-voting preferred stock with a maximum redemption value of $6 million (the "Preferred Stock"). By agreement with AAi, the Company may, at its option, exchange the Preferred Stock for shares of AAi common stock if AAi completes an initial public offering ("IPO") at any time within three (3) years of closing. Upon any such exchange, the Company will receive the number of shares of AAi common stock equal to $6 million divided by 85% of the IPO offering price, as set forth in AAi's final IPO prospectus. Any such shares of AAi common stock will not be registered, but will bear "piggyback" registration rights. If the Preferred Stock is not converted, it will be redeemed by Holdings on or before February 28, 2000 for up to $6 million, based on the FGG's net sales for the year ended December 31, 1999. The Company recorded the Preferred Stock at its minimum value of $1 million. The cash consideration of $29 million was used to pay down the Company's credit facility and pay transaction expenses. The results of operations for FGG and the Dallas Corporate Headquarters, which is being closed in connection with the sale of FGG, are presented as discontinued operations of the Company. The assets of FGG and the Prescription Eyewear Business, net of liabilities, are presented as investment in discontinued operations at September 30, 1996 and December 31, 1995. A loss of $25.8 million including transaction expenses and phase-out period losses, net of taxes, was recorded on the sale of FGG as of July 30, 1996, the measurement date.

     Following the divestiture of its prescription eyewear business in May 1996 in connection with the Merger and the sale of FGG in December 1996 , the Company has two core businesses: the Optical Technologies Group which supplies lighting, electronic, and electroformed products to a diverse customer base and Bolle America, the exclusive marketer and distributor of Bolle(R) premium sunglasses, sport shields and goggles in the US, Mexico and Costa Rica. In addition, BEC Group owns approximately 23% of Eyecare Products plc, a London Stock Exchange Company.

     Optical Technologies Group. The Optical Technologies Group manufactures and markets lighting, electronic and electroformed products to a diverse customer base.

     ORC Lighting Products designs and manufactures xenon and mercury-xenon short-arc lamps that are used in high intensity illumination systems and mini-systems that incorporate lamps, optics and electronic componentry. Three primary markets are addressed by ORC Lighting Products: industrial, medical and cinema. Lamps for the industrial market are used in photo exposure systems, specialty lighting applications and in various other high technology equipment. The medical market is serviced with fiber optic illumination components and systems used with medical endoscopes as illumination for diagnostic and minimally invasive surgical procedures. Products include a specially designed ceramic lamp with integral parabolic reflector, optical components, power supply and fiber optic illumination systems. The business supports the world wide cinema market with a wide range of short-arc xenon lamps.

     ORC Electronic Products manufactures photoexposure systems, including the Opti-Bean(R) and ProForm(TM) lines, incorporating the Company's proprietary technology. These highly sophisticated systems are used in the production of high density, fine-line circuit boards, microcircuits, flexible circuits and flat panel displays. The business has focused on the upper end of the market where its proprietary optics technology, vision alignment systems and superior material handling capabilities allow for imaging fine line circuitry with exceptional throughput.

     ORC Electroformed Products supplies a wide range of electroformed products to third party customers. Its products include electroformed nickel and copper components such as cold shields, flashlight and search light reflectors, abrasion resistant shields for use on airplane and helicopter propellers and rotor blades and highly polished spheres, parabolas and ellipses for industrial uses and tooling used in the manufacture of hard resin and polycarbonate ophthalmic lenses.

     Bolle America co-designs, markets and distributes premium sunglasses, sport shields and ski goggles in the United States, Mexico and Costa Rica. Bolle America holds certain U.S. rights to the Bolle(R) trademark and related trademarks and has the exclusive right to sell products bearing the Bolle(R) trademark in the United States, Mexico and Costa Rica, under a distributorship agreement with Bolle Etablissements S.N.C. ("Bolle France"). Retail markets for Bolle America's sunglasses, sport shields and ski goggles cover a wide spectrum of purchasers.

     The Company owns approximately 23% of Eyecare Products, plc, a London Stock Exchange company, after selling, in November 1996, 15% of its interest in Eyecare Products and granting an option for the purchaser to acquire the Company's remaining interest in Eyecare Products over the next two years. The Company will continue to account for its investment in Eyecare Products by the equity method.

     For the year ended December 31, 1995, Bolle America sales accounted for approximately 40% of continuing operations sales and the Optical Technologies Group accounted for approximately 60% of continuing operations sales.

     An investment in the Notes and Shares is subject to various risks. See "RISK FACTORS."

     The Company's principal executive offices are located at 555 Theodore Fremd Avenue, Rye, New York, 10580. Its telephone number is (914) 967-9400.

                                  THE OFFERING

SECURITIES OFFERED:


Common Stock outstanding
 at January 13, 1997(1)..........           17,651,742 shares

Notes being offered..............           $21,045,565

Maximum number of
Shares being offered.............           6,000,000

NOTE TERMS:

The Notes........................           $21,045,565 aggregate principal
                                            amount of 8% Convertible
                                            Subordinated Notes Due 2002 (the
                                            "Notes").

Maturity.........................           The Notes will mature on May 3,
                                            2002 unless earlier redeemed or
                                            converted.

Interest.........................           Interest on the Notes at the rate
                                            of 8% per annum shall be compounded
                                            semi-annually on May 3 and November
                                            3 of each year.

Conversion Rights................           The Notes are convertible into
                                            Common Stock of the Company at the
                                            option of the holder at any time
                                            prior to maturity, unless
                                            previously redeemed, at a
                                            conversion price of $5.75 per
                                            share, subject to adjustment in
                                            certain events. See "DESCRIPTION OF
                                            NOTES -- Conversion Rights."

Redemption at the Option
of the Company...................           Subsequent to May 3, 1998 the
                                            Company may, upon at least 30 days
                                            notice, redeem the Notes, in whole
                                            or in part, at the applicable
                                            redemption prices, together with
                                            accrued interest thereon. See
                                            "DESCRIPTION OF NOTES --
                                            Redemption."

Change of Control................           The Notes are required to be
                                            repurchased at 101% of their
                                            principal amount together with
                                            accrued and unpaid interest
                                            thereon, at the option of the
                                            holder, if a Change of Control (as
                                            defined herein) occurs. See
                                            "DESCRIPTION OF NOTES -- Change of
                                            Control" and, "RISK FACTORS -
                                            Limitations on Change of Control
                                            Purchase Option."

Subordination....................           The Notes are unsecured obligations
                                            of the Company and are subordinated
                                            in right of payment to all existing
                                            and future Senior Indebtedness (as
                                            defined herein) of the Company and
                                            effectively subordinated to all
                                            existing and future liabilities and
                                            obligations of the Company's
                                            subsidiaries. As of December 20,
                                            1996, the amount of liabilities and
                                            obligations of the Company and its
                                            subsidiaries (excluding
                                            intercompany indebtedness) that
                                            would have effectively ranked
                                            senior in right of payment to the
                                            Notes was approximately $20
                                            million. See "DESCRIPTION OF
                                            NOTES-Subordination."

USE OF PROCEEDS..................           The Company will not realize any
                                            proceeds from the sale of the Notes
                                            or Shares offered hereby.

NYSE COMMON
STOCK SYMBOL.....................           "EYE"






(1) Excludes up to 4.35 million shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan. As of January 13, 1997, options to purchase approximately 1.8 million shares of Common Stock are outstanding under such plan. Also excludes up to 500,000 shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, none of which have been issued. Does not give effect to any shares of Common Stock issuable upon conversion of the Notes.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected historical and pro forma financial data have been derived from audited and unaudited historical financial statements and should be read in conjunction with the consolidated financial statements of the Company incorporated by reference herein. The discontinued operations include Benson's former Omega Optical and Orcolite businesses, which were sold (respectively) in connection with the Merger and Asset Sale (referred to herein as the "Prescription Eyewear Business") and FGG. No pro forma adjustments have been made other than restatement for the discontinued operations of FGG.

     The Prescription Eyewear business was discontinued in conjunction with a Merger and Asset Sale consummated May 3, 1996. Also as a result of the Merger and Asset Sale, BEC Group was treated as the continuing accounting entity. Accordingly, the Benson historical consolidated financial statements serve as the historical consolidated financial statements of BEC. The FGG business was discontinued on July 30, 1996 upon the approval by the Board of management's decision to sell FGG. The sale of FGG was completed on December 12, 1996. See "PROSPECTUS SUMMARY - The Company."

     The results of operations for FGG and the Dallas Corporate Headquarters, which is being closed in connection with the sale of FGG, are presented as discontinued operations of the Company. The assets of FGG and the Prescription Eyewear business, net of liabilities, are presented as investment in discontinued operations at September 30, 1996 and December 31, 1995. A loss of $25.8 million including transaction expenses and phase-out period losses, net of taxes, was recorded on the sale of FGG as of July 30, 1996, the measurement date.

     The Company is the successor, for accounting purposes, of Benson Eyecare Corporation ("Benson"). A number of entities, including Benson Optical Co., Inc., Pembridge Optical Partners, Inc., Superior Optical Company, Inc., and Superior Eye Care, Inc., which were included in Benson's consolidated financial statements and are considered continuing operations of the Company for accounting purposes during certain periods, are included in the selected financial data set forth below. Accordingly, the 1996 results of continuing operations are not comparable to the historical results presented for earlier periods.

                                    ------------------------------------------------------------  NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,(6)                  SEPTEMBER 30,(6)
                                    ------------------------------------------------------------ -------------------
                                     1991(1)      1992(2)    1993(3)(7)  1994(4)(7)   1995(5)(7) 1995(5)(7)  1996(7)
                                    ---------    --------    ----------  ----------- ----------- ----------- --------
STATEMENT OF OPERATIONS DATA:
Net sales                            $ 21,141    $ 32,237    $ 62,139    $ 62,141    $ 66,073    $ 49,920    $ 51,800
Cost of sales                           9,868      14,504      23,543      25,219      35,906      26,741      28,965
                                     ----------------------------------------------------------- --------------------
Gross margin                           11,273      17,733      38,596      36,922      30,167      23,179      22,835
Selling, general and
  administrative expenses              11,292      18,934      39,320      34,030      24,095      19,023      16,073
Special charges and merger-
  related expenses                       --          --          --          --         8,287       5,237        --
Interest expense                          540         719         828       3,458       3,785       2,976       1,856
Other (income) expense                   (650)        150        (416)     (1,273)     (3,289)     (3,019)     (1,749)
                                     ----------------------------------------------------------- --------------------
Income (loss) from continuing
  operations before taxes                  91      (2,070)     (1,136)        707      (2,711)     (1,038)      6,655
Provision for (benefit from)
  income taxes                             (7)          2         409         254        (975)       (374)      2,262
                                     ----------------------------------------------------------- --------------------
Income (loss) from continuing
 operations                                98      (2,072)     (1,545)        453      (1,736)       (664)      4,393
Net income (loss) from
  discontinued operations                --          --           393       9,713      (5,024)       (731)     77,744
                                     ----------------------------------------------------------- --------------------
Net income (loss)                    $     98    $ (2,072)   $ (1,152)   $ 10,166    $ (6,760)   $ (1,395)   $ 82,137
Weighted average shares
  outstanding                           2,644       6,008      17,600      17,600      17,600      17,600      17,671
Earnings per share:
Income (loss) from continuing
  operations                         $   0.04    $  (0.35)   $  (0.09)   $   0.03    $  (0.10)   $  (0.04)   $   0.25
Income (loss) from discontinued
  operations                         $   --      $   --      $   0.02    $   0.55    $  (0.28)   $  (0.04)   $   4.40
                                     ----------------------------------------------------------- --------------------
Net income (loss)                    $   0.04    $  (0.35)   $  (0.07)   $   0.58    $  (0.38)   $  (0.08)   $   4.65
Ratio of earnings to fixed charges       1.17         -(8)       0.11        1.20        0.71        0.88        2.00

                                                      AS  OF DECEMBER  31,                     AS OF
                                                                                             SEPTEMBER
                                        1991      1992        1993       1994       1995     30, 1996
                                      --------  ---------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital                       $  1,126   $  5,401   $ 26,710   $123,493   $149,903   $ 35,164
Total assets                            12,773     26,602     67,346    232,179    273,278    111,762
Long term debt                           2,346      3,234        633     15,294     18,606     38,390
Convertible debt                          --        4,000       --       40,950     40,950     21,133
Stockholders' equity                     1,158      5,725     41,054    111,093    131,134      7,479

(1) In October 1992, Benson acquired Pembridge Optical Partners, Inc. ("Pembridge"). Although as a result of the transaction Benson was the surviving legal entity, Pembridge, which was formed in September 1991, was the surviving entity for accounting purposes. The acquisition of Superior Optical Company, Inc. ("Superior Optical") in December 1992 and the acquisition of Bolle America in November 1995 were accounted for as pooling of interests and, accordingly, Benson's consolidated financial statements were restated for all periods prior to the acquisition to include the results of operations, financial position and cash flows of Superior Optical and Bolle America for the full year combined with that of Pembridge from September 1991.

(2) The 1992 acquisition of Benson Optical Co., Inc. ("Benson Optical") was accounted for as a purchase. As a result, the information presented reflects the results of Benson Optical subsequent to its purchase on October 15, 1992 until its sale in October 1994.

(3) The acquisition of Superior Eye Care, Inc. ("Superior"), The Bonneau Company and Pennsylvania Optical Company (Collectively "Bonneau") and International Eyewear & Accessories, Inc. ("IEA"), were effective April 30, 1993, June 1, 1993 and November 30, 1993, respectively. Superior and Bonneau were accounted for as purchases. As a result, the information presented does not reflect the operations of these companies prior to their respective dates of acquisition. Bonneau and IEA constituted FGG in 1993 and therefore are included in discontinued operations.

(4) The acquisition of Optical Radiation Corporation ("ORC") was effective October 12, 1994 and was accounted for as a purchase. The acquisition of Opti-Ray, Inc. ("Opti-Ray") was effective January 1, 1994 and was accounted for as a purchase. Accordingly, their results are included from the effective dates of the acquisitions. The Prescription Eyewear business was part of ORC and accordingly, is included in discontinued operations. Opti-Ray became part of FGG and is therefore also shown as part of discontinued operations.

(5) The acquisition of Bolle America was effective November 2, 1995 and was accounted for as a pooling of interests. Accordingly, its results are included in the historical results of the Company, for all the historical periods presented.

(6) No dividends were declared or paid during any of the periods presented, except 1994 when Bolle America paid a dividend of $50,000 to its shareholders, although, for accounting purposes, cash proceeds received by Benson Stockholders in connection with the Merger were reflected as dividends.

(7) Results adjusted to reflect FGG and Prescription Eyewear Business discontinued operations.

(8)  Not meaningful.

                                  RISK FACTORS

     The securities offered in this Prospectus involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business included or incorporated by reference in this Prospectus.

     INDEMNIFICATION BY THE COMPANY. The Company has entered into an Indemnification Agreement, whereby the Company and certain of its subsidiaries have agreed to indemnify Essilor International, S.A. ("Essilor"), Essilor of America, Inc., a wholly-owned subsidiary of Essilor ("Essilor America") and Essilor Acquisition Corporation ("Essilor Sub"), Benson and Omega Opco, Inc. ("Omega") and its subsidiaries (the "Indemnified Parties") against losses, liabilities, claims and expenses ("Losses") resulting from: (i) the conduct of the business of Benson and its subsidiaries excluding Omega (other than in respect of certain environmental liabilities, employee benefits and tax liabilities), prior to the effective time of the Merger (the "Effective Time") and the conduct of the business of the Company and any other subsidiaries of Benson, excluding Omega, prior to and subsequent to the Effective Time; (ii) misrepresentations or breaches of obligations, covenants or warranties contained in the Agreement and Plan of Merger dated as of February 11, 1996 as amended, (the "Merger Agreement") between Benson and Essilor, Essilor America and Essilor Sub, the related Spinoff Agreement between Benson and the Company (the "Spinoff Agreement") or the Indemnification Agreement, by Benson, the Company or any subsidiary of the Company; and (iii) enforcement of the rights of the Indemnified Parties under the Indemnification Agreement. No Losses described in clause (ii) hereof shall become payable by the Company to the Indemnified Parties until such Losses reach $2 million in the aggregate, at which time all such Losses must be paid in full by the Company. Pursuant to the Indemnification Agreement, the Company has also agreed to pay all taxes, if any, incurred by Benson and its subsidiaries arising from the Merger, the Spinoff or the sale of assets (the "Asset Sale") of Orcolite(R), Benson's polycarbonate and plastic lens manufacturing business, to Monsanto Company ("Monsanto"). Further, the Company has agreed to indemnify the Indemnified Parties against all Federal income and other taxes, interest and penalties of the affiliated group of which Benson is the common parent under section 1504 of the Internal Revenue Code for any taxable period ending on or before the date of the Effective Time (or, with regard to the subsidiaries whose assets would be sold in the Asset Sale, on or before the date of the Asset Sale). The Company will indemnify the Indemnified Parties against all taxes, interest and penalties attributable to the consummation of the Asset Sale, the organization and capitalization of the Company, the Spinoff and the distribution of $6.60 in cash per share of Benson Common Stock and one share of Common Stock for every two shares of Benson Common Stock (the "Merger Consideration").

     Pursuant to the Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of February 11, 1996 among Benson, the Company, Optical Radiation Corporation ("ORC") and Monsanto, in connection with the Asset Sale, Benson, the Company and ORC shall indemnify Monsanto against losses arising in connection with: (i) tax liabilities of ORC existing on the closing date of the Asset Sale or relating to any period prior to the closing date of the Asset Sale; (ii) liabilities under employee benefit plans not assumed by Monsanto under the Asset Purchase Agreement; (iii) certain unemployment or worker's compensation taxes payable by ORC; (iv) commissions or fees related to the Asset Sale except as specifically provided in the Asset Purchase Agreement; (v) any liabilities of ORC excluded from the Asset Sale; (vi) certain potential environmental liability relating to the property to be leased by Orcolite from the Company after consummation of the Asset Sale; (vii) noncompliance with any bulk transfer law; and (viii) misrepresentations or breaches of obligations, covenants or warranties contained in the Asset Purchase Agreement.

     Pursuant to these arrangements, the Company may bear the burden of obligations and losses not directly related to its non prescription eyewear and optics related business and the FGG under certain circumstances. Should the Company be required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect upon the Company. The Company cannot determine at this time the likelihood that any claims for indemnification by third parties will be made under these arrangements, which claims could have a material adverse effect on the Company, nor can the Company at this time estimate its maximum potential exposure under these arrangements.

     LIMITED TRADING HISTORY; MARKET PRICES. Because all of the Common Stock prior to the Effective Time was held by Benson, there was no public trading market for the Common Stock prior to May 3, 1996. Although the Company has listed the Common Stock on the NYSE, the stock of new and relatively small issuers is frequently subject to sharp increases and decreases in market value, and trading prices of the Common Stock could vary significantly over relatively short periods of time. The Common Stock may also experience volatility subsequent to the Spinoff until trading values have become established.

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

     OPERATIONAL ISSUES ARISING FROM RAPID GROWTH THROUGH ACQUISITIONS. The Company's predecessor, Benson, expanded primarily by means of acquisitions. Historically, this strategy also had increased the asset base and debt significantly. Accordingly, substantially all the current operations of the Company were acquired in a series of transactions since 1993. However, as a result of the Merger and Asset Sale consummated by Benson in May 1996 and the sale by the Company of FGG in December 1996, the Company's business has contracted substantially. See "PROSPECTUS SUMMARY - The Company." The Company intends to return to its historic strategy of aggressive growth through strategic acquisitions.

     There can be no assurance that the Company will be able to successfully manage this growth and development. As the Company continues this strategy of growth through acquisitions, there can be no assurance that the Company will be able to identify other suitable acquisition candidates on acceptable terms, that it will be able to obtain the necessary financing for any future acquisitions or that it will be able to effectively and profitably integrate into the Company any operations that are acquired in the future. Additionally, there can be no assurance that any future acquisitions will not have a material adverse effect on the Company's operating results or on the market price of the Company's Common Stock, particularly during the period immediately following such acquisitions.

     INTENSE COMPETITION. The markets for the Company's Bolle America products, including premium sunglasses, sports shields and ski goggles, as well as the Company's Optical Technologies Group products, are highly competitive. Many of the Company's competitors have established operating histories, are larger than the Company and have financial and other resources substantially greater than those of the Company. There can be no assurance that changes in market conditions or price competition will not adversely affect the Company's operations in the future and that the Company can compete successfully against such competition.

     OPERATING LOSSES AND LIMITED OPERATING HISTORY. The Company had a net loss of $5.1 million for the year ended December 31, 1995. This loss was primarily due to $20.0 million of special charges and merger-related expenses. There can be no assurance that the Company will be profitable in the future. Until the Effective Time, the Company was a wholly owned subsidiary of Benson and after the Spinoff and the sale of FGG, the Company has fewer assets than Benson had prior to the Effective Time and may have more limited access to capital. Although the Company's historical financial statements include results of a predecessor and acquisitions accounted for using the pooling of interests method of accounting, the Company has a limited operating history and was newly formed as a result of the Merger and related transactions.

     DEPENDENCE ON KEY PERSONNEL. The Company's business will be managed by a small number of executive officers and key employees, most of whom have employment contracts with the Company. Although the Company maintains $10 million of key man life insurance on the life of Martin E. Franklin, its Chairman of the Board and Chief Executive Officer, the loss of his services or the services of other executive officers or key employees could have a material adverse effect on the Company. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. Although the Company will aggressively seek to attract and retain such personnel, there can be no assurance that its recruiting efforts will be successful.

     POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company has 500,000 shares of authorized and unissued preferred stock which could be issued to a third party selected by management or used as the basis for a stockholders' rights plan, which could have the effect of deterring a potential acquirer. The ability of the Board of Directors of the Company to establish the terms and provisions of different series of preferred stock could discourage unsolicited takeover bids from third parties.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial numbers of shares of Common Stock in the public market in the future could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. As of January 13, 1997, the Company had outstanding under its 1996 Stock Incentive Plan (the "Option Plan") options to purchase approximately 1,800,000 shares of Common Stock. The shares issuable upon exercise of these options, together with an additional 2,550,000 shares reserved for issuance under the Option Plan and 500,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, have been registered under the Securities Act. A significant portion of the options could be exercisable at prices below the market prices for the Common Stock. In addition, the shares issuable in connection with the Notes could adversely affect the market price of the Common Stock. Since Benson in the past had issued, and the Company may continue to issue, significant number of shares of Common Stock in connection with acquisitions or otherwise, the number of outstanding shares of Common Stock that are likely to be eligible for sale in the future may increase significantly.

     RESTRICTED DIVIDEND POLICY. The Company has not paid any dividends in the past, although for accounting purposes, cash proceeds received by Benson stockholders in connection with the Merger were treated as dividends, and does not currently intend to declare or pay any dividends on the shares of the Common Stock.

     ENVIRONMENTAL CONTINGENCIES. The Company is subject to Federal, state and local environmental laws and regulations governing, among other things, the handling, storage, use, disposal, discharge and emissions of hazardous materials. The Company's Azusa, California facility is located in a portion of the San Gabriel Valley Aquifer in which volatile organic compounds ("VOCs") were discovered in 1979. In 1990, the Company was notified by the U.S. Environmental Protection Agency ("EPA") that it was a "Potentially Responsible Party," along with several hundred other companies, under the Comprehensive Environmental Response Compensation and Liability Act (commonly known as "Superfund") for the remediation of contaminated groundwater. Soil and subsurface samples of properties, including the Company's Azusa facility, were begun in 1992 and continued into 1994. Most of the costs of this investigation were borne by the Company's neighbor and former owner of much of the property where the Company's facilities are located. In 1995, the Company initiated discussions with the Environmental Protection Agency ("EPA") and Regional Water Quality Board ("WQB") in an effort to clarify the Company's status and obtain confirmation that the EPA would take no action against the Company with respect to the site. Pursuant to a request from the WQB, the Company performed additional testing, the results of which generally support the Company's position that the Company's activities have not contributed to the ground water contamination at the site. The WQB concurred and has ordered no further testing. After further technical and legal review, the EPA has informed the Company that it will take no action against it with respect to the site and will not require it to participate in the Steering Committee of parties preparing a remediation plan for the site. Based on current information, the Company anticipates that it also will be given the opportunity to participate in lump sum cash settlements and consent decrees, providing the Company protection against any potential third party claims for contribution with respect to the site. The cost of any such cash settlement is not anticipated to have a material impact on the Company, its operations or its financial results. In addition, to the extent the Company is required to bear any portion of the remediation costs, the Company believes it would have a claim against the prior owner of the property for contribution or cost recovery. There can be no assurance, however, that such claim would be successful.

     CERTAIN REGULATORY MATTERS. Certain of the products sold by the Company must comply with quality control standards set by various governmental entities, including the Food and Drug Administration (the "FDA"). The FDA regulates the manufacture and sale of ophthalmic products under the Federal Food, Drug and Cosmetic Act, as amended by the 1976 Medical Device Amendments and certain subsequent amendments. Recently, the FDA has become more restrictive in the regulatory process and has increased its surveillance over existing products and manufacturing facilities. The FDA has authority to suspend or remove a product from the market or to cause a manufacturer to cease operations either at a facility or company-wide if it deems a product or a manufacturing process to be outside regulatory guidelines.

     RELIANCE ON RELATIONSHIP WITH BOLLE FRANCE. Bolle America's business is dependent on its contractual and operating relationships with Bolle France. See "BUSINESSES - Bolle America." Bolle France manufactures and sells to Bolle America substantially all of Bolle America's eyewear products and conducts new product development in cooperation with Bolle America. Bolle America has conducted business with Bolle France for over ten years and is Bolle France's largest customer. Any impairment of the relationship of Bolle America, or the Company as its successor, with Bolle France would have a material adverse effect on Bolle America's business. In the event Bolle France were to experience financial or other business difficulties, Bolle America's business could be materially and adversely affected. Bolle America has no contractual right to receive financial and business information concerning Bolle France and such information is not publicly available to investors or to Bolle America.

     FOREIGN CURRENCY EXPOSURE. Bolle France manufactures substantially all of Bolle America's products and requires payment in French francs. Therefore, Bolle America's long-term competitive position and future results of operations could be adversely affected if the U.S. dollar significantly decreased in value relative to the French franc. Such a decrease could result in an increase in the retail price of Bolle America's products in local markets or, if Bolle America considers such increases to be undesirable, a reduction in gross margins, in either case with possible adverse effects on Bolle America's results of operations. In an attempt to address the potential effect of future exchange rate fluctuations, Bolle America has entered into a series of agreements with Bolle France pursuant to which Bolle America has a stepped floor on the French franc/U.S. dollar exchange rate for inventory purchases. The stepped floor arrangement is reviewed each year and is related to discussions on other matters covered by the Bolle America distribution agreement. See "BUSINESSES - Bolle America."

     DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS. The Company's management believes that Bolle America's success and ability to compete depends, in large part, upon consumer brand identification of the Bolle(R) name and related trademarks and, to a lesser degree, upon Bolle France's technological innovations and proprietary sunglass and goggle designs. Bolle America intends to vigorously protect its trademarks and Bolle France's proprietary designs against infringement or misappropriation by others. There can be no assurance, however, that steps taken by Bolle America will prevent misappropriation of its intellectual property or that competitors will not develop products similar to Bolle America's products. Protection of intellectual property rights owned by Bolle France requires the active participation of Bolle France in such efforts. While Bolle France has cooperated with Bolle America regarding such matters in the past, there can be no assurance that it will do so in the future. Further, the enforcement of proprietary rights of Bolle America through litigation could result in costs to the Company that could have a material adverse effect on its financial condition. In addition, although Bolle America believes that its products do not infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims will not be asserted against Bolle America in the future. An adverse determination in or the costs of pending litigation based on such a claim could have a material adverse effect on the Company's business and financial condition.

     HOLDING COMPANY STRUCTURE. Since substantially all of the operations of the Company are conducted through subsidiaries, the Company's cash flow and, consequently, its ability to service debt, including the Notes, are dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the form of loans, dividends or otherwise. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, applicable state laws. Any right of the Company and its unsecured creditors, including holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors (except to the extent the Company may itself be a creditor of such subsidiary). Accordingly, the Notes will be effectively subordinated to all existing and future liabilities and obligations, including trade payables, of the subsidiaries of the Company. The indenture, dated as of May 3, 1996, (the "Indenture"), between the Company and IBJ Schroder Bank & Trust Company, as trustee, will not limit the incurrence of additional indebtedness by the Company or its subsidiaries. See "DESCRIPTION OF THE NOTES - Subordination."

     ABSENCE OF PUBLIC MARKET FOR THE NOTES. The Notes have no established trading market. Pursuant to the Registration Agreement, the Company has agreed to use its commercially reasonable best efforts to keep the Registration Statement, to which this Prospectus is a part, continuously effective for a period of at least 36 months from the date on which such Registration Statement is declared effective by the SEC. However, there can be no assurance that a trading market for the Notes will develop or, if such market does develop, as to the liquidity of such market.

     LIMITATIONS ON CHANGE OF CONTROL PURCHASE OPTION. The right to require the Company to purchase Notes as a result of a Change of Control could create an event of default under Senior Indebtedness of the Company as a result of which any purchase could, absent a waiver, be blocked by the subordination provisions of the Notes. Failure by the Company to purchase the Notes when required will result in an Event of Default (as defined herein) with respect to the Notes whether or not such a purchase is permitted by the subordination provisions. The right to require the Company to purchase the Notes in the event of a Change of Control could delay or deter a Change of Control, whether or not such Change of Control were supported by the Board of Directors of the Company. If a Change of Control were to occur, there can be no assurance the Company would have sufficient funds to pay the Change of Control purchase price for all Notes tendered by the holders thereof. The Company's ability to make such payments may be limited by the terms of its then-existing borrowing and other agreements. See "DESCRIPTION OF THE NOTES - Change of Control."

     INVESTMENT IN UNCONSOLIDATED ENTITY.  As of November 30, 1996, the
Company held an investment of approximately $11.5 million in equity securities of Eyecare Products, plc ("ECP"), an entity not controlled by the Company. Such equity securities account for approximately 23% of ECP's currently issued and outstanding ordinary shares. The Company is not involved in the day-to-day operations of ECP, although Mr. Franklin, the Company's Chairman and Chief Executive Officer, is the non-executive chairman of ECP and Mr. Ashken, a director and the Chief Financial Officer of the Company, is a member of ECP's Board of Directors. The Company has entered into an agreement, dated November 14, 1996, under which the Company has agreed to sell approximately $2 million of its investment and has provided the purchaser an option to purchase the Company's remaining investment in ECP. There can no assurance that such sale will be completed or that the purchaser will exercise such option. In addition, the Company may not be able to realize its investment in ECP, and any such failure by the Company to realize its investment in ECP could have a material adverse effect on the Company.

     SEASONAL AND CYCLICAL RESULTS. The Company's Bolle America business is seasonal in nature with the second quarter having increased sales due to the high demand for sunglasses during that period. The Optical Technologies Group is subject to cyclical capital spending trends by certain of its customers. As a result, operating results may be subject to considerable fluctuation from quarter to quarter.

                                USE OF PROCEEDS

     The Selling Securityholders will receive all of the net proceeds from any sale of Notes or Shares pursuant to this Prospectus and, accordingly, the Company will receive none of the proceeds from the sales thereof.


                            SELLING SECURITYHOLDERS

     The following table sets forth information, to the knowledge of the Company, as of January 13, 1997, with respect to the beneficial owners or holders of record of the Notes and the respective principal amounts of Notes beneficially owned or held of record by each Selling Securityholder that may be offered pursuant to this Prospectus. Other beneficial owners of the securities not set forth below may be added as Selling Securityholders to this Prospectus in the future by amendment. To the knowledge of the Company, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of it predecessor or affiliates except as set forth below, other than as a result of the ownership of the Notes or securities previously issued by Benson.

Because the Selling Securityholders may offer all or some portion of the Notes or Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Shares that will be held by the Selling Securityholders upon termination of such sales. In addition, the per Share conversion price, and therefore the number of Shares, are subject to adjustment under certain circumstances. The Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since December 12, 1996 in transactions exempt from the registration requirements of the Securities Act.

The table has been prepared based solely upon information furnished to the Company by the Trustee and the Selling Securityholders.

============================================================================================================
             Name                             Principal     Principal    Number of   Number of   Percent of
                                              Amount of     Amount of    Shares of   Conversion  Shares of
                                                Notes       Notes that    Common     Shares That  Common
                                               Owned        May be sold   Stock      May Be sold  Stock Out-
                                                                           Owned                  standing**
                                                                          Prior to
                                                                         Offering*

------------------------------------------------------------------------------------------------------------
Auer & Company c/o Bankers Trust Company      2,650,000     2,650,000     460,870       737,867     4.01%
------------------------------------------------------------------------------------------------------------
Bear Stearns Securities Corp.                   182,500       182,500      31,379        50,815     ***
------------------------------------------------------------------------------------------------------------
Bear Stearns & Co. Inc.                         558,000       558,000      97,043       155,370     ***
------------------------------------------------------------------------------------------------------------
Paloma Securities L.L.C.                      2,461,000     2,461,000     428,000       685,242     3.89%
------------------------------------------------------------------------------------------------------------
Bost & Co.                                      275,000       275,000      47,820        76,371     ***
------------------------------------------------------------------------------------------------------------
Charles Schwabb & Co. Inc.                        5,000         5,000         870         1,392     ***
------------------------------------------------------------------------------------------------------------
Cudd & Co.c/o The Chase Manhattan Bank NA       235,000       235,000      40,870        65,433     ***
------------------------------------------------------------------------------------------------------------
Dean Witter Reynolds Inc.                        30,000        30,000       5,217         8,353     ***
------------------------------------------------------------------------------------------------------------
Gruntal & Co.                                    10,000        10,000       1,739         2,784     ***
------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company, on
behalf of accounts managed by it              2,879,032     2,879,032     500,101       801,639     4.35%
------------------------------------------------------------------------------------------------------------
Kane & Company c/o The Chase Manhattan Bank   1,825,000     1,825,000     317,391       508,154     2.80%
------------------------------------------------------------------------------------------------------------
Lehman Brothers Inc.                             50,000        50,000       8,696        13,922     ***
------------------------------------------------------------------------------------------------------------
Lewco Securities Corp.                           12,500        12,500       2,174         3,481     ***
------------------------------------------------------------------------------------------------------------
Fidelity Financial Trust: Fidelity
Convertible Securities Fund                   5,333,033     5,333,033     927,484     1,484,932     7.76%
------------------------------------------------------------------------------------------------------------
Montgomery Securities                           175,000       175,000      30,435        48,727     ***
------------------------------------------------------------------------------------------------------------
Morgan Stanley & Co Incorporated              1,000,000     1,000,000     173,913       278,440     1.55%
------------------------------------------------------------------------------------------------------------
Putnam Convertible Income - Growth Trust        625,000       625,000     108,696       174,025     ***
------------------------------------------------------------------------------------------------------------
Paine Webber Inc.                               570,000       570,000      99,130       158,711     ***
------------------------------------------------------------------------------------------------------------
Pitt & Co.                                      762,000       762,000     132,522       212,172     1.19%
------------------------------------------------------------------------------------------------------------
Prudential Securities Incorporated               50,000        50,000       8,696        13,922     ***
------------------------------------------------------------------------------------------------------------
Smith Barney, Harris Upham & Co., Inc.          445,000       445,000      77,391       123,906     ***
------------------------------------------------------------------------------------------------------------
Smith Barney Inc.                               430,000       430,000      74,783       119,729     ***
------------------------------------------------------------------------------------------------------------
Salomon Brothers Inc.                           180,000       180,000      31,304        50,119     ***
------------------------------------------------------------------------------------------------------------
Tfinn & Co.                                      10,000        10,000       1,739         2,784     ***
============================================================================================================

===========================================================================================================
             Name                       Principal       Principal    Number of     Number of     Percent of
                                        Amount of       Amount of    Shares of     Conversion    Shares of
                                          Notes         Notes that    Common       Shares That    Common
                                          Owned         May be sold   Stock        May Be sold   Stock Out-
                                                                      Owned                      standing**
                                                                      Prior to
                                                                     Offering*

----------------------------------------------------------------------------------------------------------

Peter H. Trembath(1)                       10,000        10,000        37,822         2,784           ***
----------------------------------------------------------------------------------------------------------
Nancy F. Trembath(2)                        5,000         5,000         4,686         1,392           ***
----------------------------------------------------------------------------------------------------------
Donaldson Lufkin & Jenrette               107,500       107,500        18,696        29,932           ***
----------------------------------------------------------------------------------------------------------
Smith Barney Inc.                          33,000        33,000         5,739         9,189           ***
----------------------------------------------------------------------------------------------------------
James P. Tierney                           25,000        25,000         4,348         6,961           ***
----------------------------------------------------------------------------------------------------------
Patricia A. Tierney                        25,000        25,000         4,348         6,961           ***
----------------------------------------------------------------------------------------------------------
A. Douglas Hall & Emlen Hall Ehrlich       50,000        50,000         8,696        13,922           ***
TTEES FBO Douglas Hall Revoc Trust
U/A DTD 9/28/92
----------------------------------------------------------------------------------------------------------
Dean Witter Reynolds Inc.                  10,000        10,000         1,739         2,784           ***
----------------------------------------------------------------------------------------------------------
Holders of Benson Eyecare Corporation
Convertible Notes(3)                       27,000        27,000         4,696         7,518           ***
----------------------------------------------------------------------------------------------------------
TOTAL:                                $21,045,565   $21,045,565     3,700,999     5,859,933         24.93%
==========================================================================================================

-----------------------

* Includes shares of Common Stock held, to the knowledge of the Company, by such Selling Shareholders and shares of Common Stock that may be issued within sixty (60) days upon exercise of options, warrants or other rights. Includes shares of Common Stock that may be acquired within sixty (60) days upon conversion of Notes registered hereunder, other than shares that may be issued in lieu of cash interest payments.

** Based on 17,647,260 shares of Common Stock as of December 23, 1996 and assumes conversion of the entire principal amount of the Notes held by Selling Shareholder; also assumes accrued interest will be paid by issuance of shares in lieu of cash.

*** Less than 1%.

(1) Peter H. Trembath currently serves as the Company's Vice President, Secretary and General Counsel.

(2) Nancy F. Trembath is the sister of Peter H. Trembath. See Footnote (1) above.

(3) Certain holders of Benson Eyecare Corporation Convertible 8% Notes have not yet exercised their right to convert such notes into Notes. The principal amount of Notes reflected here is the maximum principal amount of Notes that would be issued to such holders in the event they exercise such conversion right. Such holders include: Smith Barney Inc. and J.W. Charles Securities, Inc.

                              PLAN OF DISTRIBUTION

     The distribution of the Notes and the Shares offered by Selling Securityholders, or by beneficial owners thereof, or by pledgees, donees, transferees, or other successors in interest, may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange or other exchanges or the NASDAQ Stock Market or otherwise, in negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A Selling Securityholder also may pledge the Notes or the Shares as collateral for margin accounts and the Notes or the Shares could be resold pursuant to the terms of such accounts. A Selling Securityholder may effect such transactions by selling the Notes or the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Notes or the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Notes or the Shares. The Company will not receive any of the proceeds from sales of any of the securities offered pursuant to this Prospectus by the Selling Securityholders. In addition, any Notes or Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with certain state securities laws, if applicable, the Notes and Shares will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

     The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Notes or the Shares offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of the Notes or the Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Selling Securityholders have entered into a Registration Agreement with the Company, which generally provides for the registration of the Notes and the Shares under the Securities Act and the blue sky laws of the several states. Pursuant to such Registration Agreement, the Company is required, among other things, to bear the cost of such registration and indemnify the Selling Securityholders against certain liabilities, including those under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted pursuant to the above-described Registration Agreement or otherwise to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy expressed in the Securities Act and therefore may be unenforceable.


                            BUSINESS OF THE COMPANY

     BEC Group was incorporated on December 28, 1995, as a wholly-owned subsidiary of Benson, in connection with the Merger (as defined below), pursuant to which Benson stockholders received all of the outstanding shares of Common Stock of the Company in a pro rata distribution (the "Spinoff"). The Spinoff and the Merger ("Merger") of Essilor Acquisition Corporation with and into Benson occurred on May 3, 1996 (the "Effective Date'). Prior to the Effective Date and Spinoff, Benson contributed to the Company all of the assets of its then non prescription eyewear and optics related businesses and the Company assumed all of the liabilities of Benson's non prescription eyewear and optics related businesses. In December 1996 the Company divested the operations of its FGG value-priced non prescription eyewear business. See "PROSPECTUS SUMMARY - The Company."

     Following the divestiture of Benson's prescription eyewear business in May 1996 in connection with the Merger and BEC Group's sale of the FGG in December 1996, BEC Group has two core businesses: the Optical Technologies Group which supplies lighting, electronic, and electroformed products to a diverse customer base and Bolle America, the exclusive marketer and distributor of Bolle(R) premium sunglasses, sport shields and goggles in the US, Mexico and Costa Rica. In addition, BEC Group owns approximately 23% of Eyecare Products plc, a London Stock Exchange Company.


OPTICAL TECHNOLOGIES GROUP

     The Optical Technologies Group consists of ORC Lighting Products division, the ORC Electronic Products and ORC Electroformed Products.

Products

     ORC Lighting Products designs and manufactures xenon and mercury-xenon short-arc lamps that are used in high intensity illumination systems and mini-systems that incorporate lamps, optics and electronic componentry. Three primary markets are addressed by ORC Lighting Products: industrial, medical and cinema. Lamps for the industrial market are used in photo exposure systems, specialty lighting applications and in various other high technology equipment. The medical market is serviced with fiber optic illumination components and systems used with medical endoscopes as illumination for diagnostic and minimally invasive surgical procedures. Products include a specially designed ceramic lamp with integral parabolic reflector, optical components, power supply and fiber optic illumination systems. ORC Lighting Products supports the world wide cinema market with a wide range of short-arc xenon lamps.

     ORC Electronic Products manufactures the Opti-Beam(R) and ProForm(TM) lines of photoexposure systems. These highly sophisticated systems are used in the production of high density, fine-line circuit boards, microcircuits, flexible circuits and flat panel displays. The business has focused on the upper end of the market where its proprietary optics technology, vision alignment systems and superior material handling capabilities allow for imaging fine line circuitry with exceptional throughput.

     ORC Electroformed Products supplies a wide range of electroformed products to third party customers. Its products include electroformed nickel and copper components such as cold shields, flashlight and search light reflectors, abrasion resistant shields for use on airplane and helicopter propellers and rotor blades and highly polished spheres, parabolas and ellipses for industrial uses and tooling used in the manufacture of hard resin and polycarbonate ophthalmic lenses.

Supply Agreements

     The Optical Technologies Group does not have any significant supply agreements and most materials used are available from more than one vendor. ORC Lighting Products is subject to a sole source for three of its lamp components but through strong supplier relationships has not encountered significant difficulties with delivery or price and continues to identify and qualify alternate sources.

Competition

     The three businesses in the Optical Technologies Group compete in different but parallel markets in that all three businesses are affected by changes and growth in technological, specifically optics related, industries. For example, both ORC Lighting Products and ORC Electronic Products supply products used in manufacturing printed circuit boards and flat panel displays, both high growth technological markets.

     ORC Lighting Products competes in the highly competitive international specialty discharge lighting market. The business distinguishes itself by providing high quality, competitively priced products accompanied by superior service. Within ORC Lighting Products' served portion of the market, it competes primarily with three competitors, one of which is United States based.

     ORC Electronic Products competes in the worldwide photo exposure system market and is considered one of the market leaders for producing "next generation" equipment for its customers. Because of the growth potential of the market, an increasing number of the competitors are entering the markets served by ORC Electronic Products. Although US and international patents are obtained wherever possible, products can and are being replicated by competitors, sometimes at a lower cost to the customer. ORC Electronic Products' competitive advantages include advanced, effective research and development and quality products.

     ORC Electroformed Products' core markets include metal optics and erosion shields for helicopter rotor blades and propellers. The business also continues to find new uses for its electroformed technology. Because it produces specialty products for specific customers, repeat business is common and electroforming competitors are few in the markets served.

Customers

     The Group has no significant dependence on large customers and no one customer represents more than 5% of the Group's net sales. ORC Lighting Products serves a wide range of customers in the medical, industrial and entertainment industries and therefore its top 25 customers represent less than 40% of its business. ORC Electronic Products sells capital equipment to international technologically based customers. Its products sell for high price points ranging from $150,000 to $1,000,000 and its customer base changes each year. ORC Electroformed Products provides custom products to its customers. Its customer base has grown each year and includes a wide range of industrial manufacturing businesses.

Cyclical Results

     The Optical Technologies Group is subject to cyclical capital spending trends by certain of its customers. As a result, operating results may be subject to considerable fluctuation from quarter to quarter.


BOLLE AMERICA, INC.

Products

     The Bolle(R) trademark is recognized around the world for premium sunglasses, sport shields and ski goggles. Bolle America offers a broad selection of sunglasses and sport shields ranging in price from $30 to $135 at retail and ski goggles at most price points. With an offering of approximately 65 models in 10 collections, every unit in Bolle America's separate product offerings block 100% of harmful ultraviolet rays, as well as offer protection against infrared radiation. Utilizing a patented process developed by Bolle France, the nylon frames used in Bolle America's sunglasses are world renowned for being light weight, resilient and durable.

     With the introduction in recent years of new collections such as Madness, Metals, Glass Polarized, Snakes and Golf sunglasses, Bolle America is in step with changes in consumer preferences in areas such as style, fashion, function and technological innovation. Such responsiveness in product offering is important to the continued success of Bolle America. With its patented Sports Optical System, Bolle America provides the same function and style of many of its most popular sunglasses to persons who require vision correction.

     Bolle America sells specialized sport shields and sunglasses suitable for most athletic endeavors, from recreational activities to hard-core competition. Substantially all of these products feature polycarbonate lenses which have proven to be more shatter-resistant and lighter weight than either glass or CR-39 plastic lenses. Whether worn for everyday activities or serious sporting activities, Bolle America offers five collections of sport shields/sport sunglasses: Golf Collection, Snakes Collection, Action Sport Collection, Polarisant Collection (including the recently introduced Glass Polarized models) and Sport X-tra Collection.

     Bolle(R) ski goggles offer outstanding performance and protection when facing the elements encountered in skiing, snowboarding and other winter sports. Designed with contoured frames offering the best in flexibility, durability, aerodynamics, ventilation and peripheral vision, Bolle(R) goggles also feature lenses which incorporate treatments for anti-fog and which provide 100% UV and IR protection. Available in a variety of colors and styles at a variety of price points, many of Bolle(R) ski goggles also accept the Sports Optical System prescription adapter to accommodate persons needing vision correction. Bolle ski goggles are worn by many of the top downhill skiers in the world.

Supply Agreements

     Pursuant to an exclusive distributor agreement, Bolle France is Bolle America's exclusive supplier of most Bolle America products. In the event Bolle France is unable or unwilling, for any reason, to supply products, the Company believes that alternative sources of supply could be developed. Such alternate sourcing is permitted under specified conditions and subject to quality standards imposed by Bolle France and may be subject to a 4% royalty on any such products sold by Bolle America. See "RISK FACTORS - Reliance on Relationship with Bolle France." Bolle America does not have a significant backlog of orders.

Competition

     The premium sunglass industry is dominated by two large competitors. The rest of the market is fragmented with Bolle America competing with many similar sized competitors for market share. The $1.2 billion United States industry has a historical average growth rate of approximately 5%. Bolle America is a niche player in the premium sunglass market's sports segment and enjoys widespread name recognition. There are few barriers to entry to the market. The market is highly competitive.

Customers

     Bolle America's top 25 customers represent approximately half of its total net sales and unlike some of its competitors, Bolle America does not rely heavily on one or two large customers. None of its customers exceed 15% of total net sales. In addition to its relationships with large chains, Bolle America has a strong distribution network to thousands of smaller customers.

Seasonality

     Bolle America's business is seasonal in nature with the second quarter having the highest sales due to the increased demand for sunglasses during that period.


EMPLOYEES

     The Company and its affiliates employ approximately 380 employees. None of the Company's or its affiliates' employees are covered by any collective bargaining agreements. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

     As of January 13, 1997 the locations of the Company's principal facilities are as follows:


-------------------------------------------------------------------------------
                                                         APPROXIMATE SQUARE
LOCATION    PRINCIPAL USE/USER(S)                           FEET OF SPACE
-------------------------------------------------------------------------------
OWNED:
Azusa, CA    Office and manufacturing                           188,750
             facilities/Optical Technologies

LEASED:
Rye, NY     Principal executive office of the Company             3,000
Denver, CO  Warehouse and office space/Bolle America             30,000

In addition, the Company owns an approximately 150,000 square foot building located in Farmer's Branch, Texas, which it leases to FGG; the property is subject to a mortgage of approximately $3.8 million.

The Company's facilities are substantially fully utilized. The Company believes that its facilities are reasonably suitable for the purpose to which they are put and that, subject to possible changes to accommodate centralization and consolidation of its business activities, they are adequate for The Company's immediate foreseeable needs.


LEGAL PROCEEDINGS

While the Company is engaged in routine litigation incidental to the business, the Company believes it is not currently a party to any "material" pending legal proceedings as defined under applicable Federal securities laws.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company:


NAME                  AGE   OFFICE
----                  ---   ------
Martin E. Franklin    32    Chairman of the Board of Directors and Chief
                            Executive Officer

William T. Sullivan   53    President, Chief Operating Officer and Director

Ian G. H. Ashken      36    Executive Vice President of Finance and
                            Administration, Chief Financial Officer, Assistant
                            Secretary and Director

Nora A. Bailey        55    Director

Richard W. Hanselman  69    Director

David L. Moore        40    Director

Charles F. Sydnor     54    Director

     Martin E. Franklin was elected Chairman of the Board and Chief Executive Officer of the Company in December 1995. Mr. Franklin was Chairman of the Board and Chief Executive officer of Benson from October 1992 to May 1996 and President from November 1993 to May 1996. Mr. Franklin has been the Chairman and Chief Executive Officer of Pembridge Holdings, Inc. since 1990. From 1988 to 1990, Mr. Franklin was Managing Director of Pembridge Associates, Inc. Both Pembridge Associates, Inc. and Pembridge Holdings, Inc., specialized in merchant banking and related services. Mr. Franklin has been Chairman and Chief Executive Officer of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P., since October 1996. Mr. Franklin is non-executive Chairman and a director of Eyecare Products plc and also serves on the boards of Specialty Catalog Corp. and Accessories Associates, Inc. Mr. Franklin received his B.A. in Political Science from the University of Pennsylvania.

     William T. Sullivan was elected President and Chief Operating Officer on April 2, 1996. Mr. Sullivan became a member of the Company's Board in May 1996. Upon Benson's acquisition of Optical Radiation Corporation ("ORC") in October 1994, Mr. Sullivan was appointed Benson's Executive Vice President of Operations. From July 1993 to October 1994, Mr. Sullivan served as the President of the Consumer Optical Group of ORC. From August 1987 through July 1993, Mr. Sullivan served as Group Vice President of the Consumer Optical Group of ORC. Prior to joining ORC, Mr. Sullivan was President of Pearle Vision Centers.

     Ian G.H. Ashken, A.C.A. was elected Executive Vice President, Chief Financial Officer, Assistant Secretary and a Director of the Company in December 1995. Mr. Ashken was Chief Financial Officer of Benson and a director of Benson from October 1992 to May 1996. Mr. Ashken also served as Benson's Executive Vice President from October 1994 to May 1996; Secretary from October 1992 to December 1993; and, Assistant Secretary from December 1993 to May 1996. Mr. Ashken has been the Executive Vice President and a director of Pembridge Holdings, Inc. since 1990. Since October 1996, Mr. Ashken has been Vice Chairman of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P. Mr. Ashken is a director of Eyecare Products plc. Mr. Ashken received his B.A.
(Hons) in Economics and Accounting from the University of Newcastle in England.

     Nora A. Bailey, Esq. became a member of the Company's Board of Directors in May, 1996. Ms. Bailey is a federal income tax attorney with a specialty in mergers and acquisitions and many multinational clients. Until 1993, she was a partner in Ivins, Phillips & Barker in Washington D.C., which she joined in 1972. Ms. Bailey received her J.D. from The University of Michigan Law School.

     Richard W. Hanselman, was elected a director of Benson Eyecare Corporation in August 1994, and of BEC Group, Inc. in May 1996. Mr. Hanselman also serves on the board of Arvin Industries, Inc.; Becton, Dickinson and Company; The Bradford Funds, Inc.; Foundation Health Corporation; Gryphon Holdings, Inc.; Healthtrust, Inc.; Incom Recycling, Inc.; and, Daisy Manufacturing Co. From 1981 to 1986, Mr. Hanselman was Chairman, President and Chief Executive Officer and director of Genesco, Inc., a diversified footwear and apparel business. Mr. Hanselman also served as Genesco's President and Chief Operating Officer from 1980 to 1981. Prior to that time, Mr. Hanselman held senior management posts at the Beatrice Companies, Samsonite Corporation, RCA and RCA Sales Corporation, and the Crosley-Bendix divisions of AVCO.

     David L. Moore became a member of the Company's Board of Directors in May, 1996. Mr. Moore is President and Chief Executive Officer of Century 21 Home Improvements, Garden State Brickface, Inc., a leading New York metropolitan area residential and commercial remodeling firm. Mr. Moore received his B.A. in Economics from Amherst College and his M.B.A. from Howard University.

     Charles F. Sydnor, M.D., was elected a director of Benson Eyecare Corporation in October 1992, and of BEC Group, Inc. In May 1996. Dr. Sydnor has practiced general ophthalmology and neuro-ophthalmology in Burlington, North Carolina since 1982. Dr. Sydnor served on the faculty at Duke University for eight years before going into private practice in 1982. Dr. Sydnor is a member of the American Academy of Ophthalmology's Managed Care Committee and is a consultant to the Academy's Secretariat for Governmental Relations. He also is the immediate past Chairman of the legislative committee and President of Excellence in Primary Eye Care, Inc. Dr. Sydnor is President of Alamance Eye Center P.A.

     The number of directors of the Company is currently set at seven. In accordance with the Company's By-laws, all executive officers will be elected by the Board on an annual basis and will serve at the discretion of the Board until the next annual meeting of the Company Board or until their respective successors are duly elected and qualified.

     There are no family relationships, by blood, marriage or adoption, between or among any of the individuals listed above as directors or executive officers. Nor is there any arrangement or understanding between or among any of such individuals and any other person pursuant to which such individual was selected as a director or executive officer prior to the Transactions or of the Company following the Spinoff.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has created several standing committees, including an Audit Committee, a Compensation Committee, a Stock Option and a Nominating Committee.

     No member of the Compensation Committee will be a former or current officer or employee of Benson or of the Company. The functions of the Compensation Committee include recommending to the full the Company Board the compensation arrangements for senior management and directors. The functions of the Compensation Committee also include the adoption of compensation and benefit plans in which officers and directors are eligible to participate, and granting options or other benefits under (and otherwise administering) certain of such plans. The Compensation Committee currently consists of Charles F. Sydnor, Chairman, Richard W. Hanselman and David L. Moore.

     The functions of the Audit Committee include review of the annual independent audit of the Company and to meet periodically with the Company's independent accountants to discuss the Company's accounting policies and accounts. The Audit Committee currently consists of Richard W. Hanselman, Chairman, Nora A. Bailey, and David L. Moore.

     The functions of the Nominating Committee include review of those employees that should be named as officers of the Company and to recommend such nominations to the Company Board. The Nominating Committee currently consists of Martin E. Franklin, Chairman, Ian G.H. Ashken, and Charles F. Sydnor.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Restated Certificate of Incorporation of the Company (the "Restated Certificate") contains provisions permitted under the Delaware General Corporation Law (the "DGCL") relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except for liability in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate and the Company's Bylaws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the DGCL including payment in advance of a final disposition of a director's or officer's expenses and attorneys' fees incurred in defending any action, suit or proceeding.

     The Company has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide for the indemnification by the Company of such directors and officers for liability for acts and omissions as directors and executive officers of the Company. The Company believes that its Restated Certificate and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     The Company currently maintains an executive liability insurance policy which provides coverage for its directors and officers. Under this policy, the insurer agreed to pay, subject to certain exclusions (including violations of securities laws), for any claim made against a director or officer of the Company for a wrongful act by such director or officer, but only if and to the extent such director or officer becomes legally obligated to pay such claim or the Company is required to indemnify the director or officer for such claim.


                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, to the knowledge of the Company and as of December 23, 1996, (unless otherwise indicated) (i) the number of shares of Common Stock owned of record or beneficially, or both, by each person who owned of record, or is known by the Company to have beneficially owned, individually, or with his associates, more than 5% of such shares then outstanding; (ii) the number of shares owned beneficially by each director of the Company, and (iii) the number of shares owned beneficially by all directors and executive officers as a group. Unless otherwise noted, each person holds sole voting and investment power with respect to the shares shown opposite his name. In addition, certain of the Selling Securityholders would, upon conversion of their Notes, hold 5% or more of the Company's then-outstanding Common Stock. See "SELLING SECURITYHOLDERS" and footnote (6), below.


                                               AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
------------------------------------           -----------------------    ----------------
Martin E. Franklin...........................
 555 Theodore Fremd Ave.
 Suite B-302
 Rye, New York 10580                              1,308,197(2)                   7.4%

Ian G.H. Ashken..............................       225,000(3)                   1.3%

William T. Sullivan..........................       178,095(4)                   1.0%
Nora Bailey                                          15,000                       *
Richard Hanselman                                     4,786                       *
David Moore                                          15,350                       *
Dr. Charles F. Sydnor                                52,383                       *
All Executive Officers and Directors
 as a group (7 persons)......................     1,798,811(5)                 1 0.1%

FMR Corp.....................................
 82 Devonshire Street
 Boston, Massachusetts                            2,248,667(6)                 1 1.8%(6)

----------------------------

 *   Less than 1%.

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.

(2) Excludes 2,750 shares held in trust for Mr. Franklin's minor children, as to which shares Mr. Franklin disclaims beneficial ownership.

(3) Includes 25,000 shares that Mr. Ashken has a right to acquire within 60 days upon the exercise of options. Excludes 2,500 shares held in trust for Mr. Ashken's minor children, as to which shares Mr. Ashken disclaims beneficial ownership.

(4) Includes 95,000 shares that Mr. Sullivan has a right to acquire within 60 days upon the exercise of options and 1,697 shares with respect to which Mr. Sullivan shares voting and investment power with his spouse.

(5) Includes 120,000 shares that members of the group have a right to acquire within 60 days upon the exercise of options. Excludes 5,250 shares held in trust for directors' children, as to which they disclaim beneficial ownership.

(6)  In a Schedule 13G dated October 9, 1996 the Fidelity Management &
     Research Company ("Fidelity") a wholly owned subsidiary of FMR Corp. ("FMR") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,747,966 shares or approximately 9.17% of the Company's Common Stock outstanding as of September 30, 1996 as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Action of 1940. The number of shares of Benson Common Stock owned by the investment companies at December 31, 1995 included 927,484 shares of the Company's Common Stock resulting from the assumed conversion of $5,333,033 principal amount of Notes. Edward C. Johnson III, FMR, through its control of Fidelity, and the investment companies each have the sole power to dispose of the 1,747,966 shares owned by the investment companies. Neither FMR nor Edward C. Johnson III has the sole voting power with respect to such shares, which voting power resides with the Board of Trustees of such investment companies. Additionally, Fidelity Management Trust Company, a wholly-owned subsidiary of FMR, is the beneficial owner of 500,701 shares, or 2.63% of such outstanding shares, of Common Stock, as a result of serving as investment manager of institutional accounts. Such shares result from the assumed conversion of $2,879,032 principal amount of Notes. According to such Schedule 13G, Edward C. Johnson III and FMR, through its control of Fidelity Management Trust Company, has sole voting and dispositive power over such 500,701 shares. The percent of Class indicated in the table was determined by FMR and reported in such
     Schedule 13G, as of October 9, 1996.

                            DESCRIPTION OF THE NOTES

     The Notes were issued under an indenture dated as of May 3, 1996 (the "Indenture"), between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain capitalized terms used in this Prospectus.

GENERAL

     The Notes are unsecured, subordinated obligations of the Company. As of January 13, 1997, the aggregate principal amount of the Notes is $21,018,565. The Notes bear interest from May 3, 1996 at the rate per annum set forth on the cover page of this Prospectus and will mature on May 3, 2002. The Notes were issued only in fully registered form without coupons in denominations of $1.00 and any integral multiple thereof.

     The Notes bear interest, which is compounded semi annually, on May 3 and November 3 of each year commencing on May 3, 1996, on the principal sum thereof until the earliest to occur of the following (the "Interest Payment Date"): (1) May 3, 2002, (2) Conversion of the Notes or (3) Redemption of the Notes. Interest on the Notes is payable on the Interest Payment Date. The interest may be paid, at the Company's option, in cash or in shares of Common Stock valued at the average closing bid price for a share of Common Stock for the thirty
(30) trading days immediately prior to the Interest Payment Date (the "Average Common Stock Price"), if there is in effect on the Interest Payment Date an effective registration statement with respect to the resale of shares of Common Stock.

     Payments in respect of the principal of (and premium, if any) and interest on the Notes are payable at the office or agency of the Company in the Borough of Manhattan, the City of New York maintained for such purpose and at any other office or agency maintained by the Company for such purpose; provided, however, that (except as may be provided in any representation letter or agreement of the Company with a "clearing agency" registered under the Exchange Act) payment of the principal of and accrued but unpaid interest on (and premium, if any, on) the Notes shall be made only upon presentation and surrender thereof at any such office or agency. At the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto at such address indicated in the Note Register.

     The Indenture does not limit the amount of other Indebtedness (as defined below) or securities that may be issued by the Company or any of its Subsidiaries.


REDEMPTION

     Subsequent to May 3, 1998, the Notes may be redeemed, at the option of the Company, as a whole or from time to time in part, prior to maturity, upon not less than 30 nor more than 60 days' prior notice, at the applicable redemption prices (expressed in percentages of principal amount) set forth below:

     If redeemed during the twelve-month period beginning

                                   REDEMPTION
     YEAR                            PRICE
     ------                        ----------
     1998 ..........................104.0%
     1999 ..........................103.0%
     2000 ..........................102.0%
     2001 ..........................101.0%

together with accrued and unpaid interest, if any, to the date fixed for redemption.

     If less than all the Notes then outstanding are to be redeemed, the Trustee will select those to be redeemed as a whole or in part pro rata or by lot or by such method as the Trustee shall deem fair and appropriate and in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances. Notice of redemption will be mailed to holders of the Notes at their last address appearing on the Note Register.

No sinking fund is provided for the Notes.

CONVERSION RIGHTS

     The Notes are convertible, in whole or from time to time in part into shares of Common Stock at any time on or prior to maturity on May 3, 2002, unless previously redeemed, at the conversion price of $5.75 per share (the "Conversion Price"), adjusted upon certain events described in the Indenture. The right to convert a Note called for redemption will terminate at the close of business on the redemption date unless the Company shall default in payment of the redemption price. No fractional shares will be issued upon conversion, but an appropriate cash payment will be made in respect of any fractional shares, based on the Daily Market Price (as defined in the Indenture) of the Common Stock at the close of business on the business day next preceding the day of conversion.

     The Conversion Price is subject to adjustment upon certain events that occur after the date of the Indenture, generally including, but not limited to,
(i) a dividend or distribution on Common Stock or a subdivision, combination or reclassification of Common Stock; (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at less than the current market price per share; (iii) the distribution to all holders of Common Stock of Capital Stock (other than Common Stock), evidences of Indebtedness or assets (including securities and cash, but excluding any cash dividend paid out of current or retained earnings and dividends and distributions of stock mentioned in (i) above) or rights, warrants or options to subscribe for or purchase securities of the Company (excluding the rights, warrants and options mentioned in (ii) above); (iv) the issuance of Common Stock to an affiliate for a net price per share less than the current market price per share on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee or director benefit plans of the Company); (v) the distribution, by dividend or otherwise, of cash (including any cash that is distributed as part of a distribution described in (iii) above) to all holders of Common Stock in an aggregate amount that, together with (x) the aggregate amount of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and (y) the aggregate of any cash plus the fair market value of consideration that did not trigger a Conversion Price adjustment payable within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution, exceeds 10% of the product of the current market price per share on the date fixed for the determination of stockholders entitled to receive such distribution. The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised. No adjustment of the Conversion Price is required to be made in any case until cumulative adjustments not yet made amount to 1% of the Conversion Price.

     Subject to any applicable right of the holders to cause the Company to purchase their Notes upon a Change of Control (as defined below), in the case of certain consolidations or mergers with another corporation to which the Company is a party, or the conveyance, transfer, sale or lease of the Company's properties and assets as, or substantially as, an entirety, there will be no adjustment to the Conversion Price, but each holder of a Note will have the right, at such holder's option, to convert such holder's Note, during the period such Note is convertible, into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, conveyance, transfer, sale or lease, by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, conveyance, transfer, sale or lease (assuming such holder of Common Stock is not a Person or an Affiliate of such a Person with which the Company consolidated or merged or to which such conveyance, transfer, sale or lease was made, did not exercise any statutory rights of election and received per share the kind and amount of consideration received per share by holders of a plurality of non-electing shares of Common Stock). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter the Notes would be convertible at the Conversion Price in effect at such time into the same amount of cash per share into which the Notes would have been convertible had the Notes been converted into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which the Notes would be converted could be more or less than the principal amount of the Notes.

MANDATORY CONVERSION

     If the average closing sale price per share of the Common Stock for any 30 consecutive business day period during the term of the Notes equals or exceeds 135% of the Conversion Price, the Company may convert the outstanding principal thereof and all accrued but unpaid interest thereon into that number of fully paid and nonassessable shares of Common Stock (calculated to the nearest 1/100th of a share) obtained by dividing the principal amount of the Note and, to the extent permitted, all accrued but unpaid interest thereon by the Conversion Price.


SUBORDINATION

     The indebtedness evidenced by the Notes is subordinate and junior in right of payment to Senior Indebtedness of the Company to the extent set forth in the Indenture. Upon any payment or distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise), the holders of any Senior Indebtedness then outstanding are entitled to receive payments in full of all such Senior Indebtedness before the holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes. No payment of principal of, premium, if any, or interest on the Notes will be made and the Company will not acquire any of the Notes (except through the conversion thereof) upon the occurrence of, or during the continuation of, any default in the payment of principal of, premium, if any, or interest on any Senior Indebtedness or the acceleration of such Senior Indebtedness. In addition, upon the occurrence and continuation of any default in respect of Senior Indebtedness other than a default described in payment of the principal of, premium, if any, or interest on any Senior Indebtedness, then no payment shall be made by the Company with respect to the principal of or premium, if any, or interest on the Notes for a period beginning on the date the Company receives notice of such default and ending on the date which is 179 days thereafter.

     Any right of the Company and its general unsecured creditors, including the holders of the Notes, to participate in the assets of any of the Company's Subsidiaries upon any liquidation or reorganization of any such Subsidiary will be subject to the prior claims of that Subsidiary's creditors, including trade creditors (except to the extent the Company may itself be a creditor of such Subsidiary). Accordingly, the Notes will be effectively subordinated to all existing and future liabilities and obligations, including trade payables, of the Subsidiaries of the Company.

     As of December 23, 1996, the total principal amount of Senior Indebtedness and liabilities and obligations of the Company's Subsidiaries (excluding intercompany Indebtedness) that would have effectively ranked senior to the Notes was approximately $20 million. The Indenture does not limit the amount of Senior Indebtedness that the Company may incur or the amount of Indebtedness that the Company's Subsidiaries may incur.

     By reason of such subordination, creditors of the Company who are not holders of Senior Indebtedness may, subject to any subordination provisions that may be applicable to such creditors, recover more ratably than holders of the Notes.

     The Indenture permits the Trustee to become a creditor of the Company and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness.

CERTAIN DEFINITIONS

For purposes of the Indenture, the following terms will have the following meanings:

     "Acquiring Person" means any person (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) who or which, together with all affiliates and associates (each as defined in Rule 1 2b-2 under the Exchange Act), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act and as further defined below) of shares of Common Stock or other voting securities of the Company having more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that an Acquiring Person shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any Permitted Holder, (iv) an underwriter engaged in a firm commitment underwriting in connection with a public offering of the Voting Stock of the Company or (v) any current or future employee or director benefit plan of the Company or any Subsidiary of the Company or any entity holding Common Stock of the Company for or pursuant to the terms of any such plan; provided further, however, that no person shall be an Acquiring Person as long as the Permitted Holders beneficially own a greater percentage of the total voting power of the Voting Stock of the Company than such other person beneficially owns. Notwithstanding the foregoing, no person shall become an Acquiring Person as the result of (A) a reverse stock split or (B) an acquisition of Common Stock by the Company, in either case which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to more than 35% of the Common Stock of the Company then outstanding; provided, however, that if a person shall become the beneficial owner of 35% or more of the Common Stock of the Company then outstanding by reason of a reverse stock split or share purchases by the Company and shall, after such reverse stock split or share purchases by the Company, become the beneficial owner of any additional shares of Common Stock of the Company (except through the receipt or the exercise of stock options after such reverse stock split or purchases by the Company, so long as (i) the stock options were granted pursuant to an employee or director benefit plan approved by stockholders and (ii) the aggregate number of shares so acquired or subject to such options by any person does not exceed 10% of the number of shares of Common Stock outstanding immediately after such stock split or purchases by the Company), then such person shall be deemed to be an Acquiring Person. For purposes hereof (A) a person shall be deemed to have beneficial ownership of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, (B) the Permitted Holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of the parent corporation and (C) such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act and clause (A) above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders beneficially own (as defined in clause (B) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation than such other person beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act and clause (A) above) or do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation. For purposes hereof, a person shall not be deemed to be the beneficial owner of (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person's affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1 ) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and
(2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" shall have the meanings correlative to the foregoing.

     "Capitalized Lease Obligations' means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Closing sale price" shall mean (x) if the Common Stock is listed or admitted for trading on any national securities exchange, the last sales price or the closing bid price if no sale occurred, of Common Stock on the principal securities exchange on which such class of stock is listed (the "Stock Exchange"), (y) if the Common Stock is not listed or admitted for trading on any such exchange, the last reported sales price of Common Stock on the NASDAQ Stock Market, or any similar system of automatic quotations of securities prices then in common use, if so quoted, or (z) if not so quoted as described in clause (y), the mean between the high and low asked quotations for the Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for such class of stock on at least five of the ten trading days preceding the day in question.

     "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Notes.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or
(ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any currency swap protection agreement, interest rate protection agreement or other similar agreement.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary. The terms "Incurred", "Incurrence" and "Incurring" shall each have a correlative meaning.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication),

     (i) the principal of and premium, if any, in respect of indebtedness of such Person for borrowed money;

     (ii) the principal of and premium, if any, in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

     (iii) all Capitalized Lease Obligations of such Person;

     (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more that six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

     (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto);

     (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

     (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of
(A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons;

     (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and

     (ix) to the extent not otherwise included in this definition, obligations in respect of Hedging Obligations.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Permitted Holders" means, collectively, Martin E. Franklin, and his estate, spouse, ancestor, and lineal descendants (and spouses thereof) the legal representatives of any of the foregoing and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors, or any Person of which any of the foregoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of Capital Stock of such Person (exclusive of any matters as to which class voting rights exist).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Redeemable Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event
(i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

     "Senior Indebtedness" means the principal of, premium, if any, and interest on and other amounts due on any Indebtedness, whether outstanding on the date of execution of the Indenture or thereafter issued, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of the Company to any affiliate, (2) any liability for Federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness, Guarantee or obligation of the Company which is subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations, (5) any obligations with respect to any Capital Stock or (6) any Indebtedness Incurred in violation of this Indenture.

     "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes and is not subordinated by its terms to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the date of execution of the Indenture or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Trade Payables" means, with respect to any Person, any accounts payable or any Indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business of such Person in connection with the acquisition of goods or services.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

CONSOLIDATION, MERGER OR SALE

     The Indenture provides that the Company shall not consolidate with or merge into any other Corporation or convey, transfer, sell or lease its properties and assets as, or substantially as, an entirety to any Person unless: (i) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, sale or lease the properties and assets of the Company as, or substantially as, an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall, by supplemental indenture, expressly assume the due and punctual payment of the principal of, and premium, if any, and interest on all the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; and (ii) immediately after giving effect to such transaction, no Event of Default, or event which after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; provided, however, that if such consolidation or merger constitutes a Change of Control, the Company may be obligated to purchase all or any portion of a holder's Notes.

CHANGE OF CONTROL

     In the event of a Change of Control, each holder of Notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes on the date (the "Purchase Date") that is the first business day that is 40 or more days after mailing by the Company of a notice that a Change of Control has occurred for a purchase price equal to 101% of the principal amount thereof, plus interest accrued and unpaid thereof to the Purchase Date. However, if the Company is prohibited by applicable law from mailing such notice to holders or purchasing Notes from the holders thereof in the event of a Change of Control, the Company will have no such obligation to purchase a holder's Notes for so long as such prohibition is in effect.

     Within 20 days (or such other period permitted under the terms of the Indenture) after the occurrence of the Change of Control (or, in the case of a Change of Control referred to in clause (ii) of the definition thereof set forth below, upon notice to the Company thereof), the Company or, at the option of the Company, the Trustee shall mail to each holder (and to beneficial owners as required by law) a notice of the occurrence of the Change of Control, setting forth, among other things, the circumstances and relevant facts regarding such Change of Control and the terms and conditions of, and the procedures required for exercise of, the holder's right to require the purchase of such holder's Notes. The Company shall deliver a copy of such notice to the Trustee and cause a copy of such notice to be published in a newspaper of national circulation, which shall be The Wall Street Journal unless it is not then so circulated.

     To exercise the purchase right, a holder must deliver written notice of such exercise to the Company (or any paying agent designated in the Company notice) and surrender the Notes to be purchased prior to the close of business five business days prior to the Purchase Date, specifying the Notes with respect to which the right of purchase is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee at any time prior to the close of business three business days prior to the Purchase Date.

     Under the Indenture, a "Change of Control" is deemed to have occurred at such time as (i) the assets of the Company shall be sold as, or substantially as, an entirety to any Person or related group of Persons, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger in which the holders of Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after the consolidation or merger, or (iii) any Acquiring person has become such Person. However, a Change of Control shall not be deemed to have occurred if either (a) the daily market price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect immediately preceding the time of such Change of Control or (b) the consideration, in the transaction giving rise to such Change of Control, to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration is at least 105% of the Conversion Price in effect on the date immediately preceding the closing date of such transaction.

     The right to require the Company to purchase Notes as a result of a Change of Control could create both a comparable right in the holders of Senior Indebtedness to cause the Company to purchase such Senior Indebtedness and an event of default under Senior Indebtedness of the Company as a result of which any purchase could, absent a waiver, be blocked by the subordination provisions of the Notes. The Company's Board of Directors may not waive a Change of Control. Failure by the Company to purchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such a purchase is permitted by the subordination provisions. The right to require the Company to purchase the Notes in the event of a Change of Control could delay or deter a Change of Control, whether or not such Change of Control were supported by the Board of Directors of the Company.

     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes tendered by the holders thereof. The Company's ability to make such payments may be limited by the terms of its then-existing borrowing and other agreements. Notes may not be purchased if there has occurred prior to, on or after the giving of the required notice by the holders of such Notes, and is continuing an Event of Default under the Indenture (other than a default in the payment of the purchase price and certain other defaults with respect to such Notes).

NO RESTRICTIONS ON CERTAIN ACTIONS

     The Indenture contains no limitations on the ability of the Company or any of its Subsidiaries to Incur Indebtedness, grant Liens, enter into certain sale and leaseback transactions, declare or pay dividends or make other distributions to stockholders.

EVENTS OF DEFAULT

     An "Event of Default" with respect to the Notes is defined in the Indenture as generally being: (i) default in the payment of principal of, or accrued but unpaid interest or premium, if any, on the Notes either in connection with any redemption, required purchase upon a Change of Control or otherwise and whether or not such payment is prohibited by the subordination provisions; (ii) failure to observe or perform for 60 days after written notice thereof by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding of any other covenant or warranty in the Indenture; (iii) default in respect of indebtedness of the Company or any Subsidiary for money borrowed which results in acceleration of the maturity of $1,000,000 or more of such indebtedness, if such acceleration is not rescinded or annulled or if such indebtedness is not discharged within 30 days after written notice to the Company as provided in the Indenture; (iv) certain events of bankruptcy, insolvency, reorganization, receivership or liquidation involving the Company or any Subsidiary; or (v) failure to comply with provisions in the Indenture prohibiting certain consolidations or mergers, or conveyances, transfers, sales or leases of the Company's property and assets as, or substantially as, an entirety.

     The Company is required to file with the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture and the Trustee is generally required to mail notice of defaults to the holders of the Notes within 90 days after the occurrence of any Company default under the Indenture unless such default shall have been cured or waived. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal of, premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so; provided, however, the Trustee is required to withhold notice of certain covenant defaults for a period of 60 days after the occurrence thereof. The Indenture provides that, if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, either the Trustee or the holders of 25% or more in aggregate principal amount of the Notes then outstanding may declare the principal of all the Notes and the interest accrued thereon to be due and payable immediately, but if, before a judgment or decree based on such acceleration has been obtained, the Company shall cure all defaults (except the nonpayment of principal of, and accrued interest on Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be rescinded and annulled by the holders of a majority in aggregate principal amount of the Notes then outstanding. For information as to waiver of defaults, see "--Modification and Waiver" below. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the Indenture provides that all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of Notes.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default should occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to such provision for indemnification, the holders of a majority in principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee shall have the right to decline to follow any such direction if the action or proceeding so directed conflicts with any rule of law or the Indenture, or the action or proceeding so directed might involve the Trustee in personal liability or would be unduly prejudicial to the rights of the holders not joining in such directions.

MODIFICATION AND WAIVER

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes, provided that no such supplemental indenture shall, among other things without the consent of holders of each outstanding Note affected thereby, (1) extend the fixed maturity of any Note or reduce the rate or extend the time of payment of principal of, or premium, if any, or interest on any Note or reduce the principal amount thereof or any premium or interest thereon or any amount payable upon the redemption or required purchase thereof or impair or affect the right of any holder to institute suit for payment of the Notes on or after the date on which the same shall become due and payable, or make the principal thereof or any premium or interest thereon payable at a place or in any coin or currency other than that provided in the Indenture, or modify the subordination provisions of the Indenture in a manner adverse to the holders of the Notes or impair the right to convert the Notes into Common Stock or to require the Company to purchase the Notes upon the occurrence of a Change of Control, or (2) reduce the percentage in principal amount of outstanding Notes, the holders of which must consent to authorize any such supplemental indenture, or the holders of which must consent to any waiver under the Indenture.

     The holders of a majority in aggregate principal amount of the Notes then outstanding also may, on behalf of the holders of all Notes, waive any past default under the Indenture, except an uncured default in the payment of the principal of, or premium, if any, or interest on any Note, a failure by the Company to convert any Notes into Common Stock or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note.

CONCERNING THE TRUSTEE

     IBJ Schroder Bank & Trust Company is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent for the Notes. IBJ Schroder Bank & Trust Company from time to time may extend credit to the Company in the ordinary course of business. The Trustee's current address is One State Street, New York, New York, 10004. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default should occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless such holders have offered to the Trustee indemnity satisfactory to it. Subject to such provision for indemnification, the holders of a majority in principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee shall have the right to decline to follow any such direction if the action or proceeding so directed conflicts with any rule of law or the Indenture, or the action or proceeding so directed might involve the Trustee in personal liability or would be unduly prejudicial to the rights of the holders not joining in such directions.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary is a general discussion of the material United States Federal income tax consequences of the ownership, disposition and conversion of the Notes by holders of the Notes. This summary does not discuss the tax consequences that may be relevant to certain types of investors subject to special treatment under the Federal income tax laws (such as individual retirement accounts and other tax-deferred accounts, life insurance companies and tax-exempt organizations) and does not discuss the tax consequences to subsequent purchasers of the Notes. It is limited to investors who will hold the Notes and Common Stock as capital assets. Purchasers of the Notes should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or non-United States tax laws to which they may be subject.

     For the purposes of this discussion, a "U.S. holder" refers to any holder other than a "Foreign holder." A Foreign holder means any holder that is not
(i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or any state or (iii) an estate or trust, the income of which is includable in income for United States Federal income tax purposes regardless of its source, but only if the income or gain on the Note is not effectively connected with the conduct of a United States trade or business within the United States by such holder.

UNITED STATES HOLDERS

Interest

     Interest on the Notes, which at the option of the Company may be paid in cash or in shares of Common Stock, will be taxable to a U.S. holder as ordinary income. Since under the terms of the Notes interest is not payable currently, the original issue discount provisions of the Internal Revenue Code of 1986, as amended, will apply. Under these provisions, a holder of a Note is required, regardless of the holder's regular method of accounting, to accrue the interest income on a daily basis during the term of the Note even though the Company will not pay the interest, at its election either in cash or in shares of Common Stock, until the maturity, redemption or conversion of the Notes. Under the original issue discount rules, a holder would accrue an amount of interest income each year that approximates the deferred interest payments called for under the terms of the Notes, and actual payments of interest on the Notes on maturity, redemption or conversion of the Notes, either in cash or in shares of Company Common Stock, would not be reported separately as taxable income. Holders of the Notes should consult their own tax advisors with respect to their particular circumstances.

     Any premium (if any) paid by the Company on the redemption of the Notes also will be treated as interest income to holders of the Notes.

Disposition or Conversion

     General. A U.S. holder's tax basis for determining gain or loss on the sale or other disposition of a Note equals such holder's cost for the Note, increased by the amount of any interest included in income but not paid. Any gain or loss upon a sale or other disposition of a Note (including a sale to or redemption by the Company that is paid in cash) will be capital gain or loss (which will be long-term capital gain or loss if a Note is held for more than one year).

     Conversion. A U.S. holder's conversion of a Note into Common Stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share, discussed below, or to the extent the U.S. holder receives cash instead of Common Stock). The U.S. holder's basis in the Common Stock received on conversion of a Note will be the same as the U.S. holder's basis in the Note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Note converted. If the Company pays cash rather than Common Stock upon delivery of the Notes for conversion, any excess of such cash received over the U.S. holder's tax basis in its Notes should constitute taxable capital gain.

     Cash received in lieu of a fractional share of Common Stock upon conversion of a Note should be treated as a payment in exchange for the fractional share interest in such Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. holder's tax basis in the fractional share interest).

Constructive Dividend

     If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes (for example, distributions of evidences of Indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Price of the Notes is decreased, such decrease may be deemed to be the payment of a taxable dividend to U.S. holders of Notes. If the Conversion Price is decreased at the discretion of the Company, such decrease may be deemed to be the payment of a taxable dividend to U.S. holders of Notes.

FOREIGN HOLDERS

     Treatment of Notes. Under United States Federal income and estate tax law as now in effect and subject to the discussion below under "Backup Withholding Tax," (a) payments of principal of, premium, if any, and interest on any Note by the Company or any of its paying agents to any Foreign holder will not be subject to United States Federal withholding tax, (b) any gain or income realized by any Foreign holder upon the sale, exchange or redemption of any Note will not be subject to United States Federal income or withholding tax, provided in the case of either clause (a) or (b) above that (i) such holder is not a Person who owns (directly or by attribution) 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) such holder is not a "controlled foreign corporation" (within the meaning of Section 957(a) of the Code) with respect to which the Company is a "related person" within the meaning of Section 864(d)(4) of the Code, (iii) such holder has provided an Internal Revenue Service Form W-8 signed under penalties of perjury and such form is currently valid (iv) in the case of clause (b) above, such holder does not have a connection or status with respect to the United States including (x) such holder's present or former status as a personal holding company or a foreign personal holding company with respect to the United States, a foreign private foundation or other foreign tax exempt organization described in Section 1443 of the United States Internal Revenue Code of 1986, as amended, or a passive foreign investment company for United States tax purposes or a corporation which accumulates earnings to avoid United States Federal income tax, or (y) such holder being considered as having made an election the effect of which is to make payments of principal of and premium, if any, and interest on the Notes subject to United States Federal income tax and (z) in the case of clause (b) above, the Company has not been, is not and will not become a "United States real property holding corporation" for United States Federal income tax purposes, and (c) a Note held by an individual who at time of death is not a citizen or resident of the United States will not be subject to United States Federal estate tax as a result of such individual's death, provided that such individual is not at the time of death a 10% shareholder of the Company as described above and provided further that interest paid to such individual on such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States as described below.

     Treatment of Common Stock. In the event a holder exercises its right to convert any Note into Common Stock of the Company, dividends paid with respect to Common Stock received by a Foreign holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States Persons (and, with respect to certain corporate holders, the branch profits tax). Foreign holders should consult any applicable income tax treaties, which may provide for reduced withholding or other rules different from those described above. A Foreign holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction or exemption from withholding under the foregoing rules.

     A Foreign holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless the Company has been, is or becomes a "United States real property holding corporation" for United States Federal income tax purposes and certain other requirements are met. The Company believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. In addition, a Foreign holder that is an individual who holds the Common Stock as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and either (i) has a "tax home" in the United States (as specially defined for purposes of the United States Federal income tax) or (ii) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business.

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING TAX

     Treatment of Notes. A 31% "backup" withholding tax and information reporting requirements apply to certain payments of principal, and premium, if any, and interest on, an obligation, and payments of the proceeds of the sale of an obligation before maturity, to certain non-corporate United States holders. Under current United States Treasury Department regulations, backup withholding and information reporting will not apply to payments of principal, premium, if any, and interest on Notes made outside the United States
(other than payments made to an address in the United States or by transfer to an account maintained by the holder with a bank in the United States) by the Company or any paying agent (acting in its capacity as such) to a holder thereof so long as neither the Company nor such paying agent has actual knowledge that the holder or beneficial owner, as the case may be, is a U.S. Person. Furthermore, holders must provide Internal Revenue Service Form W-8 or Form W-9, as the case may be, in order to avoid the imposition of backup withholding.

     If any such payments of principal, premium, if any, or interest with respect to a Note are made to the beneficial owner thereof by the foreign office of a foreign custodian, foreign nominee or other foreign agent of such beneficial owner, or the foreign office of a foreign "broker" (as defined in applicable Treasury Department regulations) pays the proceeds of the sale of a Note to the seller thereof, backup withholding and information reporting will not apply (provided that such nominee, custodian, agent or broker derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States and is not a "controlled foreign corporation" within the meaning of Section 957(a) of the Code). Such payments of principal, premium, if any, or interest with respect to a Note so made by the foreign offices of other custodians, nominees or agents, or the payment by the foreign offices of other brokers of the proceeds of the sale of a Note or coupon, will not be subject to backup withholding, but will be subject to information reporting unless the custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. Person and certain conditions are met. or the beneficial owner otherwise establishes an exemption.

     Payment of principal, premium, if any, or interest with respect to a Note made by the United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of a sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Treatment of Common Stock. The Company must report annually to the internal Revenue Service (the "Service") and to each Foreign holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether tax was actually withheld. This information may also be made available to the tax authorities of the country in which the Foreign holder resides.

     United States Federal backup withholding and information reporting with respect to such withholding will generally not apply to dividends paid to Foreign holders that are subject to withholding at the 30% rate under current rules (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payer of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding and information reporting, unless the payer has knowledge that the payee is a United States Person; however, these rules are proposed to be changed.

     The backup withholding and information reporting requirements described above under "Treatment of Notes" with respect to payments made by the foreign office of a foreign broker or the foreign or United States office of a United States broker will also apply to the gross proceeds paid to a Foreign holder upon the disposition of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company as stated in the Company's Restated Certificate of Incorporation (the "Restated Certificate") consists of 50,000,000 shares of Common Stock, $.01 par value per share, and 500,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock").

     The following summary of certain terms of the Company's capital stock describes material provisions of, but is necessarily a summary and is subject to and qualified in its entirety by, the Restated Certificate, the Company's Bylaws, and applicable provisions of Delaware corporate law including, but not limited to, the Delaware General Corporations Law (the "DGCL").

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be submitted to a vote of the stockholders and are not entitled to cumulative voting in the election of directors, which means that the holders of the majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of Common Stock. Subject to prior dividend rights, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor. The holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of the Company, including prior claims of any outstanding Preferred Stock. The Restated Certificate gives holders of Common Stock no preemptive or other subscription rights, and Common Stock is not redeemable at the option of the holders, does not have any conversion rights, and is not subject to call. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     Under the terms of the Company's Restated Certificate, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 500,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such preferences, privileges, restrictions and rights, including voting, dividend, conversion and redemption and liquidation preferences, as shall be determined by the Board of Directors.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DIVIDEND POLICY

     The Company does not currently intend to declare or pay any dividend on the shares of Common Stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Board, including corporate law restrictions on the availability of capital for the payment of dividends, the rights of holders of any series of Preferred Stock that may hereafter be issued and the limitations, if any, on the payment of dividends under any then-existing credit facility or other indebtedness. The Company's current credit facility contains and the Company anticipates that any bank revolving credit facility or other indebtedness, if any, that the Company may incur would contain, certain restrictions on the payment of dividends. It is the current intention of the Board to retain earnings, if any, to finance the operations and expansion of the Company's business.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Pursuant to the Restated Certificate, the Company expressly elected not to be governed by the anti-takeover provisions of Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% of the corporation's voting stock.

LIMITATIONS OF LIABILITY

     The Restated Certificate contains provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except for liability in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate and the Company's By-Laws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the DGCL, including payment in advance of a final deposition of a director's or officer's expenses and attorneys' fees incurred in defending any action, suit or proceeding. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

     The Company has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide for the indemnification by the Company of such directors and officers for liability for acts and omissions as directors and executive officers of the Company. The Company believes that its Restated Certificate and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     The Company currently maintains an executive liability insurance policy which provides coverage for its directors and officers. Under this policy, the insurer agreed to pay, subject to certain exclusions (including violations of securities laws), for any claim made against a director or officer of the Company for a wrongful act by such director or officer, but only if and to the extent such director or officer becomes legally obligated to pay such claim or the Company is required to indemnify the director or officer for such claim.

TRANSFER AGENT AND REGISTRAR.

     The transfer agent and registrar for the Notes is IBJ Schroder Bank & Trust Company and for the Common Stock is currently Continental Stock Transfer and Trust Company; however, the Company has appointed National City Bank as its new transfer agent and registrar for Common Stock, to be effective January 1, 1996.


                  MARKET PRICES OF THE COMPANY'S COMMON STOCK

Subsequent to the Spinoff and Merger, as of May 3, 1996 the Common Stock has been listed on the New York Stock Exchange under the symbol "EYE." The following table sets forth the high and low sale prices of the Common Stock as reported, subsequent to May 3, 1996, on the composite tape of the exchange for each of the quarters indicated.


FISCAL YEAR 1996                                           HIGH   LOW
----------------                                           ----   ---
Fourth Quarter ........................................   $5.25  $4.00
Third Quarter .........................................   $5.75  $3.63
Second Quarter (from May 3) ...........................   $7.75  $4.00
First Quarter(1) ......................................   N/A    N/A


---------------------------

(1) The Company's common stock commenced trading publicly from May 3, 1996.

As of January 13, 1997, there were approximately 600 stockholders of record of Common Stock (representing approximately 5,000 beneficial owners of Common Stock).

No dividends have ever been declared on Common Stock. However, for accounting purposes, cash proceeds received by the holders of Benson Common Stock in connection with the Merger were reflected as dividends. The Company has no intention of paying dividends in the foreseeable future. It is the present policy of the Company's Board of Directors that any retained earnings accumulated will be used to finance future acquisitions and expansion of the Company's operations. See "DESCRIPTION OF CAPITAL STOCK - Dividend Policy."

                                LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes and Shares will be passed upon for the Company by Kane Kessler, P.C., New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K (the "Report") filed with the Securities and Exchange Commission on June 7, 1996, except as they relate to Bolle America, Inc., as of December 31, 1994 and for each of the years in the two year period ended December 31, 1994, have been audited by Price Waterhouse LLP, independent accountants, and insofar as they relate to Bolle America, Inc., for the periods referred to above by KPMG Peat Marwick LLP, whose reports thereon are incorporated by reference herein from the Report. Such financial statements are incorporated by reference herein in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, similar information can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. The Registration Statement may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the Public Reference Section of the Commission, at the addresses set forth above.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.


                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
               Incorporation of Documents
                by Reference ...............................    3
               Prospectus Summary ..........................    4
               Risk Factors ................................   12
               Use of Proceeds .............................   19
               Selling Securityholders .....................   19
               Plan of Distribution ........................   22
               Business of the Company .....................   23
               Management ..................................   28
               Security Ownership ..........................   31
               Description of the Notes ....................   33
               Certain Federal Income Tax
                Consequences ...............................   48
               Description of Capital Stock ................   53
               Market Prices of the Company's
                Common Stock ...............................   55
               Legal Matters ...............................   56
               Experts .....................................   56
               Available Information .......................   56


                                  $21,045,565


                                8% CONVERTIBLE

                              SUBORDINATED NOTES
                                   DUE 2002

                                    - AND -

                                UP TO 6,000,000
                                   SHARES OF
                                COMMON STOCK OF


                                BEC GROUP, INC.


                                  PROSPECTUS

                             DATED JANUARY 28, 1997